1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 8, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Press release on 2023/03/08:	Announcement for the convention of 2023 annual general shareholders’ meeting of Chunghwa Telecom Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Announcement for the Convention of 2023 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 8, 2023 – The Board of Directors of Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), resolved to hold the Company’s annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City 220, Taiwan, R.O.C.) at 9:00 a.m., Friday, May 26, 2023. The Board also approved the proposal to distribute cash dividend of NT$4.702 per share.

As provided in Article 165 of the ROC Company Act, the shareholder register shall be closed for registration of share transfer from March 28 to May 26, 2023. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Road, Taipei City 103, Taiwan, R.O.C.) before 4:30 p.m. on March 27, 2023 in person, or by registered post with the postmark date no later than March 27, 2023.

The period (the “Submission Period”) for shareholders individually or together with other shareholders holders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. on March 17 to March 27, 2023. Each qualified shareholder or group of shareholders can submit one proposal. The proposal must be made in Chinese and not exceed 300 characters. All submissions must be submitted to the Finance Department of Chunghwa Telecom Co., Ltd. (No.21-3 Xinyi Road, Sec. 1, Taipei 100, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Act.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal for voting at the general shareholders’ meeting of the Company. The proposal must be written in Chinese and not exceed 300 characters in length. All submissions must be submitted to Depositary Receipts Dept. of JPMorgan Chase Bank N.A., Taipei Branch (9F, No. 106, Xinyi Road, Sec. 5, Taipei City 110, Taiwan, R.O.C.) by March 20, 2023, at least five (5) business days prior to the expiry of the Submission Period.

For more information in connection with the proposal right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

If you have any questions in connection with the Meeting, please contact the following person:

Angela Hsieh

Finance Department

+886 2 2344 3566

angela_hsieh@cht.com.tw